UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) ORIGINALLY FILED WITH THE SEC ON MAY 8, 2018.

Information Contained in this Form 6-K Report

Underwriting Agreement

On September 12, 2018, Seaspan Corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC, Stifel, Nicolaus & Company, Incorporated and Citigroup Global Markets Inc., as underwriters, pursuant to which the Company agreed to sell an aggregate of 6,000,000 of its Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series I Preferred Shares”).

The Series I Preferred Shares will be issued pursuant to the Company’s shelf registration statement on Form F-3, as amended (No. 333-224288) (the “Registration Statement”). The Company has filed a prospectus supplement, dated September 12, 2018, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the Series I Preferred Shares.

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is included as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

1.1	Underwriting Agreement

5.1	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.1	Opinion of White & Case LLP, United States counsel to Seaspan Corporation

8.2	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.3	Opinion of Blake, Cassels & Graydon LLP, Canadian counsel to Seaspan Corporation

99.1	Press Release dated September 19, 2018 and titled “Seaspan Closes $150 Million Public Offering of Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: September 19, 2018	By:	/s/ Ryan Courson
Name: Ryan Courson
Title: Chief Financial Officer